Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS UNDERLYING PRODUCTION UP 12%
ADDS LIQUIDS OPPORTUNITIES IN COLOMBIA, NORWAY AND
THE EAGLE FORD SHALE

CALGARY, Alberta – November 2, 2010 – Talisman Energy Inc. reported its operating and financial results for the third quarter of 2010.

•	Cash flow1 during the quarter was $727 million, a decrease from $838 million a year ago, which included significant cash gains on financial instruments. Year-to-date, cash flow was $2.4 billion.
•	Net income was $121 million, a four-fold increase from $30 million a year earlier, primarily due to increased commodity prices.
•	Earnings from continuing operations1 were $22 million, compared to $95 million in the third quarter of 2009, largely due to the impact of foreign exchange rate movements on working capital balances.
•	Production from continuing operations averaged 389,000 boe/d, 12% above last year. Production averaged 404,000 boe/d, 1% over the third quarter of 2009.
•	Net debt1 at quarter end was $1.6 billion, down from $2.1 billion at December 31, 2009.
•	Production from the Pennsylvania Marcellus shale play averaged 222 mmcf/d during the quarter and was approximately 270 mmcf/d at the beginning of November.
•	The company entered into an agreement to acquire a material land position in the liquids rich window of the Eagle Ford shale play.
•	Talisman announced the joint acquisition of BP Exploration Company (Colombia) Limited, which will add over 12,000 boe/d of production, as well as exploration and development upside.
•	The company entered into agreements to acquire interests in licences in Norway, which include a number of oil discoveries.
•	Production from the Burghley field started on schedule, with an initial gross rate of 15,000 bbls/d.
•	Talisman declared a semi-annual dividend of 12.5 cents per share, payable on December 31, 2010 to shareholders of record at the close of business on December 10, 2010.

“Talisman had a very active third quarter in terms of acquisitions, each of which strengthen our portfolio in line with the strategy,” said John A. Manzoni, President & CEO. “We have almost doubled our land position in the Eagle Ford shale and, at the same time, increased the liquids proportion of our total acreage. We are now very well positioned in the high quality, liquids rich transition window of the play.

________________________
1 The terms “cash flow”, “earnings from continuing operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“The acquisition in Colombia will add existing production, with exploration and development upside in an area contiguous with our existing acreage in the Niscota Block. It also provides access to a very strategic pipeline, which will help underpin our exploration program. Recent exploration drilling results have been very encouraging with two stratigraphic tests on Block 6 showing oil and the third nearing completion. We are also encouraged by an exploration well on Block 9, which is about to test.

“In Norway, we completed two relatively small deals, acquiring an interest in the Beta and Grosbeak discoveries, which will level our long-term production profile and provide exploration upside. Our disposition program is progressing in line with our stated goals. Our non-core asset sales in North America have been heavily weighted towards natural gas and should generate in excess of $2 billion in proceeds this year.

“We have achieved the majority of the portfolio transition we laid out around a year ago and expect to see production growth from this point. Excluding the effect of asset sales, production this quarter is up 12% year over year, and 4% compared to the second quarter. In light of expected additional volume increases in the fourth quarter, and timing of asset sales, we now expect production for 2010 to average around 415,000 boe/d, above our previous guidance of just over 400,000 boe/d.

“We continue to deliver very strong results from our North American shale portfolio. Shale now accounts for 36% of our North American natural gas volumes, up from 6% a year ago. Natural gas production from continuing operations in North America was up 24% compared to the third quarter of 2009.

“This is largely driven by the Pennsylvania Marcellus, where Talisman’s production averaged 222 mmcf/d during the quarter, up from 38 mmcf/d a year ago. With production currently averaging approximately 270 mmcf/d, we are very confident that we will exit 2010 at the upper end of the 250-300 mmcf/d target range we have projected all year.

“We are increasingly excited by our Montney shale acreage, drilling seven development and two pilot wells in the quarter. With excellent results in the Farrell Creek area, Talisman is evaluating a strategic partnership to help fund development of this very large shale resource. In Quebec, we drilled one well and completed two others during the quarter and now plan to complete the remaining two wells in the first half of 2011.

“North Sea volumes were up 11% year over year, with strong infill drilling results and improved uptime in Norway. First oil from the UK Burghley field was delivered in late October, and the Auk North development is on schedule, with first oil targeted for early 2011. In Norway, the Yme topsides are ready for installation, and we are now waiting for a clear weather window to complete tow-out and installation. Once on location, installation will take approximately three months, which we expect to complete in the first half of next year.

“In Southeast Asia, Talisman continues to deliver strong production volumes, with growing sales from the Corridor project in Indonesia and successful infill drilling at the PM-3 CAA field offshore Malaysia/Vietnam. The Jambi Merang project in Indonesia is on schedule for mid-2011, with two out of three development wells drilled.

“Cash flow is down from a year ago; however, this is due to significant cash proceeds, which were realized from hedges in 2009. Excluding the impact of these hedges, cash flow would have been 11% higher than the same quarter last year, as higher production volumes and netbacks more than offset higher cash taxes and royalties.

“Net income during the quarter was up four-fold versus a year ago, largely due to higher commodity prices. Earnings from continuing operations were $22 million during the quarter, with a negative impact of approximately $70 million compared to the third quarter of last year, due to the impact of foreign currency movements on working capital balances.

“We are well positioned during this period of low natural gas prices in North America. Our balance sheet is strong, with approximately $2 billion of cash at the end of the quarter, although this will come down as we close some acquisitions and due to the natural phasing of capital spending. And, of course we still have undrawn bank lines of $2.8 billion. We have options in terms of capital allocation into next year and will finalize these plans over the coming months.

“I believe this quarter reflects the start of a new phase for Talisman. We are now delivering strong underlying production growth, we have increased production guidance for 2010, and I am very confident we can maintain this momentum of increasing profitability and production into next year.”

 Financial Highlights

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
Cash flow ($ million)	727	838	2,376	3,042
Cash flow per share3	0.71	0.83	2.33	3.00

Net income ($ million)	121	30	952	548
Net income per share	0.12	0.03	0.94	0.54

Earnings from continuing operations ($ million)	22	95	263	560
Earnings from continuing operations per share 2	0.02	0.09	0.26	0.55

Average shares outstanding (million)	1,017	1,015	1,018	1,015

________________________
2 The terms “cash flow per share” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Cash flow during the quarter was $727 million compared to $838 million a year earlier with higher netbacks partially offset by higher taxes and royalties. The year over year comparison is affected by significant cash gains on held-for-trading financial instruments in 2009. Year-to-date, Talisman has generated $2.4 billion in cash flow, down from $3 billion in 2009.

Net income for the quarter was $121 million compared to $30 million a year earlier as a result of increased netbacks. Earnings from continuing operations, which exclude non-operational items, were $22 million during the quarter, versus $95 million a year earlier. The decline was primarily due to unfavourable foreign exchange variances and cash gains on financial instruments in 2009.

Dry hole expense was $44 million during the quarter, a $33 million decrease compared to the same period of 2009. Depreciation, Depletion and Amortization (DD&A) expense was $568 million, up 7% from the same period in 2009 as a result of increased production. General and administrative costs increased $39 million, mainly as a result of one-time set up costs for new offices in the US and Papua New Guinea/Australia.

Exploration and development spending was $1,056 million during the quarter, bringing the total to $2.7 billion for the year. Talisman’s net long-term debt at September 30 was $1.6 billion, down from $2.1 billion at year-end. The reduction was primarily due to proceeds from asset dispositions that closed during the first three quarters of 2010.

Production

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
Oil and liquids (bbls/d)	175,721	192,293	188,062	212,949
Natural gas (mmcf/d)	1,369	1,253	1,371	1,271
Total (mboe/d)	404	401	416	425

Continuing operations (mboe/d)	389	348	383	362

Production from continuing operations averaged 389,000 boe/d, a 12% increase over the previous year. This was due principally to increased oil and liquids volumes in Scandinavia and increased gas volumes in North America, Scandinavia and Southeast Asia, partially offset by decreased oil and liquids volumes in the UK and Southeast Asia. Total production was relatively flat, the result of asset sales.

Netbacks

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
Sales	53.17	50.29	54.38	47.36
Royalties	8.35	8.16	8.52	6.74
Transportation	1.47	1.41	1.51	1.37
Operating expenses	12.36	13.56	12.81	12.93
Netback ($/boe)	30.99	27.16	31.54	26.32

Oil and liquids netback ($/bbl)	43.88	38.20	43.93	35.17
Natural gas netback ($/mcf)	3.50	2.82	3.56	2.90

WTI oil prices averaged US$76.20/bbl during the quarter, down from US$78.04/bbl in the second quarter, but up from US$68.30/bbl a year ago. Talisman’s average natural gas price increased 13% relative to a year ago, with a stronger Canadian dollar offsetting some of the year over year gains in NYMEX prices.

Unit operating expenses decreased 9% over the same period last year, due to the UK and Norway. Total operating costs were lower in the UK, helped by a weakening of the UK£ relative to the C$, partially offset by lower liquids production during the quarter. Unit operating expenses in Scandinavia decreased 35% over the same period last year as a result of increased production.

Royalty expense was $310 million, up 26% from $246 million in 2009, due to increased commodity prices and higher production. Royalty rates averaged 16%, compared to 15% a year ago.

Netbacks in the third quarter averaged $30.99, a 14% increase from a year earlier. Talisman’s realized price of $53.17 was 6% higher than 2009, due principally to higher oil and liquids prices, partially offset by the strengthening of the C$ relative to the US$.

North America

In North America, production from continuing operations was 786 mmcfe/d (131,000 boe/d), an increase of 19% year-over-year, with natural gas volumes from continuing operations increasing by 24% to 663 mmcf/d. Production from shale averaged 243 mmcf/d during the quarter, up from 39 mmcf/d a year earlier. Shale now accounts for 36% of Talisman’s North American natural gas production, up from 6% at the end of the third quarter of 2009.

Total production averaged 875 mmcfe/d (145,800 boe/d) for the third quarter, down 9% from a year ago as a result of non-core asset sales. Capital spending in North America was $517 million, including $471 million related to shale activities.

In the Pennsylvania Marcellus area, production averaged 222 mmcf/d during the quarter, up from 38 mmcf/d during the third quarter of 2009 (up 55% from the previous quarter) and was approximately 270 mmcf/d at the beginning of November. Talisman is confident it will exit the year at the upper end of its 250-300 mmcf/d target. The company drilled 116 gross (109.9 net) Marcellus shale wells during the first three quarters of 2010. Talisman brought 42 gross (41 net) new wells on stream during the quarter for a total of 79 gross (75.5 net) wells since the beginning of the year.

In the Montney shale, the company drilled seven horizontal development wells and brought two new wells on stream at Farrell Creek. Talisman continued its pilot program in the Greater Cypress area, drilling two wells and completing four horizontal wells during the quarter. Talisman exited the quarter with production of 18 mmcf/d in the Montney and remains on track to reach the 40-60 mmcf/d range by year end.

In early October, Talisman announced the creation of a 50/50 joint-venture with Statoil, with Talisman as the initial operator, to acquire 97,000 net acres of high-quality, Eagle Ford shale properties in the liquids rich transition window. The net cost to Talisman of this new acreage will be approximately US$485 million, after Statoil purchases a 50% working interest in Talisman’s existing 37,000 net acres in the Eagle Ford. Upon completion of these transactions, expected by year end, Talisman will hold approximately 70,000 net acres. In addition, the joint-venture has options to acquire up to an additional 22,000 acres of land. Talisman expects to have four rigs running in the area by the end of the year.

In the Quebec Utica Shale Talisman drilled one gross well (0.8 net) and completed two wells during the quarter. The remaining two wells will be completed during the first half of 2011.

Production from Talisman’s conventional areas was 509 mmcf/d natural gas and 21,000 bbls/d of liquids. The company drilled a total of 37 gross conventional wells (34 net) in the third quarter. In the Cardium play in Alberta, Talisman spudded its first operated pilot well in October,with two more operated pilot wells planned this year.

Talisman continues to progress the sale of conventional, non-core assets in North America. In the third quarter, the company completed sales for a total consideration of $348 million. In the first nine months Talisman has completed transactions for a total of $1.7 billion and expects to complete the sale of in excess of $2 billion of non-core North American assets during 2010.

UK

Production in the UK averaged 71,700 boe/d in the third quarter of 2010, an 11% increase from the previous quarter and flat compared to the same period last year. Increased quarterly production was mainly due to planned shutdowns at Buchan, MonArb and Ross/Blake having less of an impact compared to those in the second quarter at Tweedsmuir and Piper. A Tartan area shutdown is expected to take place during the fourth quarter.

The company spent approximately $154 million on development in the UK during the quarter, primarily directed towards the Auk North project.  Auk North is on schedule with first oil targeted for early 2011, with a well spud during the quarter still drilling. Auk South is steadily progressing with construction started on the living quarters during the quarter and first oil is expected in 2012. First oil at the Burghley project was achieved on schedule in late October, with initial gross production of 15,000 bbls/d. Talisman has a 37% working interest in Burghley.

Norway

Production in Norway averaged 50,300 boe/d in the quarter, a 38% increase over the same period in 2009 and flat compared to the previous quarter. The increase over last year predominantly reflects increased operating efficiency at the host platform for the Rev field and successful infill wells at Varg.

Successful infill wells were completed at both Brage and Veslefrikk during the quarter, both of which were spud in the previous quarter.

The Yme topsides were completed and are currently in Stavanger undergoing preparations for the offshore tow and installation, which are weather dependent. Once the topsides are on location, commissioning will take approximately three months. The final pre-startup Yme well was drilled successfully at the end of the quarter, with final well operations taking place in the fourth quarter.

Talisman entered into agreements to acquire a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery. These acquisitions also bring exploration upside. Drilling in the area is currently underway with a well at the Beta discovery, and further wells in the licenses are expected to start drilling at the end of this year and during 2011.

The company spent $128 million on development in Norway during the quarter, with approximately two-thirds of the spend on the Yme redevelopment and the development well, with most of the remainder on development drilling.

Southeast Asia

Talisman recorded strong production in the region, with an average of 123,000 boe/d during the quarter, 8% higher than the same period last year and 2% lower than last quarter.

Indonesia achieved another production record. In this quarter, production reached 79,000 boe/d, 2% over last quarter and 19% over the same period last year. The gain is largely due to testing the Suban facilities beyond nameplate production capacity in Corridor, and both LNG trains reaching their design capacity in Tangguh.

In the Ogan Komering JOB block, five of 37 infill wells have been drilled with three wells completed and onstream. The Jambi Merang project remains on schedule for a mid-2011 startup with two of the three new wells drilled. Three gas sales agreements were finalized and are scheduled for signing in the fourth quarter of 2010.

In Malaysia, production averaged 38,000 boe/d, down 9% against the second quarter, and a 5% increase relative to last year. Second quarter production included the one time redetermination of the South Angsi field where Talisman’s unit equity increased from 15% to approximately 29%. Without the redetermination, third quarter production would have exceeded the second quarter by 10%. Gas production in the last month of the third quarter reached record highs for 2010, exceeding an average of 300 mmcf/d (gross sales gas).

Northern Fields produced an average of 55,000 gross boe/d (23,000 net boe/d) in the third quarter. Talisman has now drilled eight Northern Fields development wells and one appraisal well in 2010. In an effort to meet high gas demand, a parallel export compressor was installed in August resulting in a production gain of 40 mmcf/d sales gas at minimal cost.

The Southern Fields Incremental Oil Recovery (IOR) phase 1 drilling program is now completed and these wells produced up to 10,000 boe/d gross (3,700 bbls/d net) during the third quarter.

In Vietnam, production averaged 2,000 bbls/d for the third quarter. Drilling of three infill wells in Song Doc began in the third quarter and is expected to be completed in early 2011. Development concepts for HST/HSD fields are being evaluated.

In Australia, production averaged 3,000 bbls/d, down from a year ago due to natural declines and a planned shutdown during the quarter. The first well in the three well Kitan project was drilled during this quarter.

Other Operating Areas

In August, Talisman and Ecopetrol announced the joint acquisition of BP Exploration Company (Colombia) Limited. This acquisition adds 330,000 net acres in close proximity to Talisman’s existing holdings in the Niscota Block in the under explored Foothills trend. These assets are of high quality, with both exploration and development upside.

In Algeria, production averaged 13,300 boe/d, down 4% compared to the same period a year ago.

International Exploration

International exploration spending during the third quarter was $162 million. The company continues active drilling in the North Sea, Latin America and Southeast Asia, and there are also a number of seismic programs on going in the next quarter.

In Indonesia, the company is participating in two deep water wells in the North Makassar Basin. The first well, Bravo-1, is currently drilling.

In Papua New Guinea, Talisman will commence a drilling program in the Papuan foreland in the fourth quarter. Seismic acquisition is currently underway.

In Colombia, Talisman had a successful well in the CPE-6 stratigraphic drilling program within the Llanos Basin. The Guairuro-2 well was drilled to a depth of 3,300 feet and encountered a net oil pay zone of 31.5 feet. This well further reinforces the potential of this region and the third well is nearing completion. Talisman, along with its partner and operator, Ecopetrol, also spudded the Akacias-1 well in CPO-9 in the southwest Llanos Basin and preliminary indications are encouraging

In Kurdistan, the operator has now successfully dealt with the well control issues on the Kurdamir 1 well and is proceeding to test a lower zone in the Oligocene. There are plans to drill the Topkhana 1 exploration well in Block K39 using a different rig.

In Poland, seismic acquisition is planned to commence in fourth quarter.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice-President	Christopher J. LeGallais, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

Advisory – Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans, including expected capital expenditures;
•	planned drilling, development, exploration, seismic and testing;
•	planned and expected production and exit targets;
•	expected landholdings and development upon completion of Eagle Ford acquisitions;
•	timing of sales of non-core asset dispositions;
•	expected timing of first oil at Auk North and Auk South;
•	estimated installation of topsides and drilling at Yme;
•	estimated timing of Jambi Merang project;
•	estimated timing of completion of drilling at Song Doc;
•	commencement of drilling program in Papua New Guinea;
•	commencement of seismic acquisition in Poland; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The forward-looking information contained herein is based on Talisman’s 2010 capital program. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be just over 400,000 boe/d, most of the North American asset sales having closed by mid-year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.  The disposition metrics disclosed assume closing of all dispositions as announced; the final completion of such dispositions is contingent on various factors including the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such transactions.  Closing of any acquisitions will be subject to customary conditions, including receipt of all necessary regulatory approvals.  Forward-looking information for periods past 2010 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;

•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this news release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Advisory – Use of ‘boe’

Throughout this news release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Advisory – Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman’s Consolidated Financial Statements as at and for the year ended December 31, 2009, contains information concerning differences between Canadian and US generally accepted accounting principles.

Advisory – Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

($ million, except per share amounts)	Three months ended			Nine months ended
September 30,	2010	2009	1	2010	2009	1
Cash provided by operating activities	822	747		2,853	2,977
Changes in non-cash working capital	(95)	91		(477)	65
Cash flow2	727	838		2,376	3,042
Less: Cash provided by discontinued operations1	(21)	(78)		(184)	(325)
Cash flow from continuing operations1,2	706	760		2,192	2,717
Cash flow per share1,2	0.71	0.83		2.33	3.00
Cash flow from continuing operations per share1,2	0.69	0.75		2.15	2.68
1.           Comparatives restated for operations classified as discontinued since September 30, 2009.
2.           This is a non-GAAP measure.

Earnings from continuing operations are calculated by adjusting the Company’s net income per the financial statements for certain items of a non-operational nature on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

($ million, except per share amounts)
	Three months ended		Nine months ended
September 30,	2010	20095	2010	20095
Income (loss) from continuing operations	68	25	721	(477)
Unrealized (gains) losses on financial instruments 1 (tax adjusted)	(86)	33	(331)	884
Stock-based compensation2 (tax adjusted)	42	71	(35)	174
Foreign exchange on net debt and future income taxes	14	(72)	(9)	(42)
Future tax (recovery) of unrealized foreign exchange losses on net foreign denominated debt 3	(16)	38	(83)	21
Earnings from continuing operations 4	22	95	263	560
Per share 4	0.02	0.09	0.26	0.55
1.	Unrealized losses on financial instruments relate to the change in the period of the mark-to-market value of the Company’s outstanding held-for-trading financial instruments
2.
Stock-based compensation expense relates principally to the mark-to-market value of the Company’s outstanding stock options and cash units at September 30.  The Company’s stock-based compensation expense is based principally on the difference between the Company’s share price and its stock options or cash units exercise price

3.	Tax adjustments reflect future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on net foreign denominated debt.
4.	This is a non-GAAP measure. Refer to the section in the news release entitled ‘Non-GAAP Financial Measures’ for further explanation and details.
5.
Comparatives restated for operations classified as discontinued subsequent to September 30, 2009, and for foreign exchange on net debt and future income tax in order to be presented on the same basis as 2010.

This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

Net debt is calculated by adjusting the Company’s long-term debt per the financial statements for bank indebtedness and cash and cash equivalents. The Company uses this information to assess its true debt position since cash could potentially be used to pay down long-term debt.

($ million)
	September 30 2010	December 31 2009
Long-term debt	3,705	3,780
Bank indebtedness	6	36
Cash and cash equivalents	(2,078)	(1,690)
Net Debt	1,633	2,126

Say on Pay

Talisman will include a non-binding advisory vote on executive compensation at its annual meeting in 2011. This vote will give Talisman shareholders the opportunity to provide feedback to the Board of Directors on the company’s approach to executive compensation. Talisman is offering this “say on pay” vote voluntarily, consistent with its ongoing commitment to strong corporate governance, as well as the requirements for US domestic issuers in the recently adopted US Dodd-Frank Act. The Board of Directors recognizes the importance of sound compensation practices and disclosure in the company’s governance framework. This advisory vote is intended to continue the ongoing constructive engagement and dialogue that Talisman’s management and Board of Directors enjoys with the company’s shareholders.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009
Financial
(millions of C$ unless otherwise stated)
Cash flow (1)	727	838	2,376	3,042
Net income	121	30	952	548
Capital expenditures	1,085	901	2,799	2,743
Per common share (C$)
Cash flow (1)	0.71	0.83	2.33	3.00
Net income	0.12	0.03	0.94	0.54
Production
(daily average)
Oil and liquids (bbls/d)
North America	20,875	31,372	23,928	36,283
UK	69,152	71,300	71,153	87,859
Scandinavia	35,042	30,067	39,233	32,018
Southeast Asia	37,340	45,145	40,099	40,222
Other	13,312	14,409	13,649	16,567
Total oil and liquids	175,721	192,293	188,062	212,949
Natural gas (mmcf/d)
North America	750	790	778	808
UK	16	14	17	21
Scandinavia	91	38	85	44
Southeast Asia	512	411	491	398
Total natural gas	1,369	1,253	1,371	1,271
Total mboe/d (2)	404	401	416	425
Prices (3)
Oil and liquids (C$/bbl)
North America	61.40	60.17	64.68	52.46
UK	79.87	74.59	79.73	65.22
Scandinavia	81.63	76.53	81.28	66.53
Southeast Asia	78.37	74.30	79.79	66.52
Other	85.00	71.45	80.18	66.15
Total oil and liquids	78.09	72.24	78.19	63.56
Natural gas (C$/mcf)
North America	4.73	4.05	5.10	4.65
UK	4.95	3.24	4.56	4.80
Scandinavia	7.40	4.83	6.44	6.54
Southeast Asia	6.73	6.92	6.82	6.12
Total natural gas	5.66	5.01	5.80	5.18
Total (C$/boe) (2)	53.17	50.29	54.38	47.36

(1) Cash flow and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Prices are before hedging.
Includes the results and production from continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of C$)	2010	2009
		(restated)
Assets
Current
Cash and cash equivalents	2,078	1,690
Accounts receivable	1,145	1,253
Inventories	138	144
Prepaid expenses	18	9
Assets of discontinued operations	9	58
	3,388	3,154

Other assets	1,038	290
Goodwill	1,186	1,176
Property, plant and equipment	17,544	16,431
Assets of discontinued operations	513	2,567
	20,281	20,464
Total assets	23,669	23,618

Liabilities
Current
Bank indebtedness	6	36
Accounts payable and accrued liabilities	2,070	2,124
Income and other taxes payable	422	357
Current portion of long-term debt	355	10
Future income taxes	11	68
Liabilities of discontinued operations	3	9
	2,867	2,604

Deferred credits	56	59
Asset retirement obligations	2,129	2,109
Other long-term obligations	160	168
Long-term debt	3,350	3,770
Future income taxes	3,728	3,646
Liabilities of discontinued operations	6	151
	9,429	9,903

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
September 2010 - 1,016,753,202 (December 2009 - 1,014,876,564)	2,405	2,374
Contributed surplus	119	153
Retained earnings	9,999	9,174
Accumulated other comprehensive loss	(1,150)	(590)
	11,373	11,111
Total liabilities and shareholders' equity	23,669	23,618

Prior period balances have been restated to reflect the financial position of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2010	2009	2010	2009
		(restated)		(restated)
Revenue
Gross sales	1,995	1,647	5,882	4,955
Less royalties	310	246	926	706
Net sales	1,685	1,401	4,956	4,249
Other	26	29	82	89
Total revenue	1,711	1,430	5,038	4,338

Expenses
Operating	459	455	1,393	1,394
Transportation	55	52	172	158
General and administrative	118	79	286	246
Depreciation, depletion and amortization	568	529	1,618	1,762
Dry hole	44	77	78	335
Exploration	74	75	241	202
Interest on long-term debt	37	54	119	144
Stock-based compensation (recovery)	63	98	(23)	249
(Gain) loss on held-for-trading financial instruments	(54)	(98)	(227)	270
Other, net	89	(77)	135	25
Total expenses	1,453	1,244	3,792	4,785
Income (loss) from continuing operations before taxes	258	186	1,246	(447)
Taxes
Current income tax	235	161	631	477
Future income tax recovery	(70)	(21)	(186)	(507)
Petroleum revenue tax	25	21	80	60
	190	161	525	30
Income (loss) from continuing operations	68	25	721	(477)
Income from discontinued operations	53	5	231	1,025
Net income	121	30	952	548

Per common share (C$):
Income (loss) from continuing operations	0.07	0.02	0.71	(0.47)
Diluted income (loss) from continuing operations	0.07	0.02	0.71	(0.47)
Income from discontinued operations	0.05	0.01	0.23	1.01
Diluted income from discontinued operations	0.05	0.01	0.22	1.01
Net income	0.12	0.03	0.94	0.54
Diluted net income	0.12	0.03	0.92	0.54
Average number of common shares outstanding (millions)	1,017	1,015	1,018	1,015
Diluted number of common shares outstanding (millions)	1,035	1,035	1,036	1,015

Prior period balances have been restated to reflect the results of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2010	2009	2010	2009
		(restated)		(restated)
Operating
Income (loss) from continuing operations	68	25	721	(477)
Items not involving cash	564	660	1,230	2,992
Exploration	74	75	241	202
	706	760	2,192	2,717
Changes in non-cash working capital	95	(91)	477	(65)
Cash provided by continuing operations	801	669	2,669	2,652
Cash provided by discontinued operations	21	78	184	325
Cash provided by operating activities	822	747	2,853	2,977

Investing
Capital expenditures
Exploration, development and other	(1,084)	(851)	(2,784)	(2,336)
Corporate acquisitions	-	-	(189)	-
Property acquisitions	(66)	(221)	(451)	(278)
Proceeds of resource property dispositions	5	44	120	104
Acquisition deposit	(638)	-	(638)	-
Changes in non-cash working capital	182	197	98	(157)
Discontinued operations, net of capital expenditures	347	(32)	1,586	1,542
Cash used in investing activities	(1,254)	(863)	(2,258)	(1,125)

Financing
Long-term debt repaid	-	(174)	(11)	(970)
Long-term debt issued	-	-	-	1,249
Common shares issued	3	-	13	1
Common shares purchased	(24)	-	(50)	(1)
Common share dividends	-	-	(127)	(115)
Deferred credits and other	(2)	7	(12)	14
Changes in non-cash working capital	(2)	(1)	(2)	1
Cash provided by (used in) financing activities	(25)	(168)	(189)	179
Effect of translation on foreign currency cash and cash equivalents	-	(73)	(2)	(93)
Net increase (decrease) in cash and cash equivalents	(457)	(357)	404	1,938
Cash and cash equivalents net of bank indebtedness, beginning of period	2,529	2,305	1,668	10
Cash and cash equivalents net of bank indebtedness, end of period	2,072	1,948	2,072	1,948

Cash and cash equivalents	2,078	2,007	2,078	2,007
Cash and cash equivalents reclassified to discontinued operations	-	10	-	10
Bank indebtedness	(6)	(69)	(6)	(69)
Cash and cash equivalents net of bank indebtedness, end of period	2,072	1,948	2,072	1,948

Prior period balances have been restated to reflect the cash flows of discontinued operations

Segmented Information

	North America (1)				UK				Scandinavia
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	408	321	1,223	1,016	526	484	1,590	1,606	363	224	1,014	678
Royalties	57	36	140	115	1	1	5	4	-	-	-	-
Net sales	351	285	1,083	901	525	483	1,585	1,602	363	224	1,014	678
Other	19	22	66	69	7	6	15	17	-	-	-	2
Total revenue	370	307	1,149	970	532	489	1,600	1,619	363	224	1,014	680
Segmented expenses
Operating	100	92	309	310	203	226	638	655	77	79	227	215
Transportation	13	18	46	44	7	10	25	33	17	11	49	36
DD&A	199	188	562	564	142	165	420	618	133	77	375	266
Dry hole	3	29	(14)	120	24	-	63	30	-	(2)	5	61
Exploration	1	30	35	65	4	6	13	13	6	4	21	16
Other	(6)	(15)	(5)	(25)	1	11	1	6	4	1	68	5
Total segmented expenses	310	342	933	1,078	381	418	1,160	1,355	237	170	745	599
Segmented income (loss) before taxes	60	(35)	216	(108)	151	71	440	264	126	54	269	81
Non-segmented expenses
General and administrative
Interest on long-term debt
Stock-based compensation (recovery)
Currency translation
(Gain) loss on held-for-trading financial instruments
Total non-segmented expenses
Income (loss) from continuing operations before taxes
Capital expenditures
Exploration	70	253	221	439	34	40	74	130	23	11	76	139
Development	447	83	959	139	154	135	397	425	128	136	408	384
Midstream	-	(2)	1	28	-	-	-	-	-	-	-	-
Exploration and development	517	334	1,181	606	188	175	471	555	151	147	484	523
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,920	6,155			4,390	4,549			2,251	2,040
Goodwill			146	149			276	289			618	628
Other			2,710	1,240			275	386			451	226
Discontinued operations			522	2,585			-	-			-	-
Segmented assets			10,298	10,129			4,941	5,224			3,320	2,894
Non-segmented assets
Total assets (4)

					(1) North America				2010	2009	2010	2009
					Canada				274	279	925	882
					US				96	28	224	88
					Total revenue				370	307	1,149	970
					Canada						4,901	4,993
					US						2,019	1,162
					Property, plant and equipment (4)						6,920	6,155

					4 Current year represents balances as at September 30, prior year represents balances as at December 31.

Segmented Information

	Southeast Asia (2)				Other (3)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	600	555	1,773	1,375	98	63	282	280	1,995	1,647	5,882	4,955
Royalties	203	189	632	466	49	20	149	121	310	246	926	706
Net sales	397	366	1,141	909	49	43	133	159	1,685	1,401	4,956	4,249
Other	-	-	1	-	-	1	-	1	26	29	82	89
Total revenue	397	366	1,142	909	49	44	133	160	1,711	1,430	5,038	4,338
Segmented expenses
Operating	72	54	199	185	7	4	20	29	459	455	1,393	1,394
Transportation	16	11	46	39	2	2	6	6	55	52	172	158
DD&A	87	93	240	285	7	6	21	29	568	529	1,618	1,762
Dry hole	11	40	4	90	6	10	20	34	44	77	78	335
Exploration	20	16	65	44	43	19	107	64	74	75	241	202
Other	10	3	29	3	1	(2)	1	10	10	(2)	94	(1)
Total segmented expenses	216	217	583	646	66	39	175	172	1,210	1,186	3,596	3,850
Segmented income (loss) before taxes	181	149	559	263	(17)	5	(42)	(12)	501	244	1,442	488
Non-segmented expenses
General and administrative									118	79	286	246
Interest on long-term debt									37	54	119	144
Stock-based compensation (recovery)									63	98	(23)	249
Currency translation									79	(75)	41	26
(Gain) loss on held-for-trading financial instruments									(54)	(98)	(227)	270
Total non-segmented expenses									243	58	196	935
Income (loss) from continuing operations before taxes									258	186	1,246	(447)
Capital expenditures
Exploration	58	54	135	179	47	39	156	156	232	397	662	1,043
Development	69	78	222	364	26	12	76	24	824	444	2,062	1,336
Midstream	-	-	-	-	-	-	-	-	-	(2)	1	28
Exploration and development	127	132	357	543	73	51	232	180	1,056	839	2,725	2,407
Property acquisitions									64	227	655	322
Proceeds on dispositions									(50)	(44)	(201)	(143)
Other non-segmented									19	11	48	34
Net capital expenditures									1,089	1,033	3,227	2,620
Property, plant and equipment			3,065	2,864			918	823			17,544	16,431
Goodwill			146	110			-	-			1,186	1,176
Other			572	427			206	156			4,214	2,435
Discontinued operations			-	-			-	40			522	2,625
Segmented assets			3,783	3,401			1,124	1,019			23,466	22,667
Non-segmented assets											203	951
Total assets (4)											23,669	23,618

					(2) Southeast Asia				2010	2009	2010	2009
					Indonesia				220	187	662	491
					Malaysia				130	115	370	266
					Vietnam				11	25	42	78
					Australia				36	39	68	74
					Total revenue				397	366	1,142	909
					Indonesia						1,089	906
					Malaysia						1,125	1,171
					Vietnam						273	241
					Papua New Guinea						369	337
					Australia						209	209
					Property, plant and equipment (4)						3,065	2,864

					(3) Other				2010	2009	2010	2009
					Algeria				49	44	133	160
					Total revenue				49	44	133	160
					Algeria						246	193
					Kurdistan						532	512
					Other						140	118
					Property, plant and equipment (4)						918	823